Pop Culture Group Co., Ltd

June 24, 2020

Via Edgar

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd
Draft Registration Statement on Form F-1
Submitted on May 8, 2020
CIK No. 377-03160

Dear Ms. Jaskot:

This letter is in response to the letter dated June 4, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pop Culture Group Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Prospectus Cover Page, page 1

1. Please briefly describe the “additional items of value” you will be paying to the underwriters in connection with this offering.

In response to the Staff’s comments, we revised the description of the underwriters’ compensation on the cover page of the Amended Draft Registration Statement to clarify that the “additional items of value” include warrants we will be granting to the underwriters in connection with this offering.

Risk Factors

Uncertainties in the interpretation and enforcement of PRC laws...

You may experience difficulties in effecting service of legal process, enforcing foreign judgments..., page 20

2. We note your disclosure that shareholders may have difficulty effecting service of process and enforcing judgments given that you are incorporated under the laws of the Cayman Islands and conduct your operations in China. Please revise your disclosure to also address the limitations on the ability of U.S. regulators to conduct investigations and inspections within China. Please ensure your disclosure addresses restrictions on the PCAOB’s ability to conduct inspections of auditors in China as well as other limitations on obtaining information for shareholder investigations or litigation.

In response to the Staff’s comments, we revised our disclosure on pages 20 and 21 of the Amended Draft Registration Statement to address the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and to include a new risk factor regarding restrictions on the PCAOB’s ability to conduct inspections of auditors in China.

Risks Relating to this Offering and the Trading Market

Because we are an “emerging growth company,”..., page 35

3. We note that you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please add disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comments, we revised our disclosure on page 36 of the Amended Draft Registration Statement to include a new risk factor regarding our election not to opt out of the extended transition period for complying with new and revised accounting standards under Section 102(b)(1).

Management’s Discussion and Analysis of Financial Condition and Results of Operation

COVID-19 Affecting Our Results of Operations, page 48

4. We note your statement that despite COVID-19, you managed to host and execute more and larger-scale events in the three months ended March 31, 2020 as compared to the same period in 2019. However, your disclosure states that these events were hosted in January 2020, which suggests that you were not able to continue the same level of business in February and March. Given that the majority of your net revenue is derived from hosting events and providing services related to events in China, please revise your disclosure here and elsewhere as appropriate to explain whether the apparent reduction in events in February and March is a known trend or uncertainty that is reasonably likely to impact your future operating results and near-and-long-term financial condition. To the extent material, please also address whether you expect COVID-19 to impact your future operations differently than it affected the current period. In addition, we note that you may seek more financial support such as bank loans and shareholders’ contribution for any shortfall of cash flow. Please revise to explain whether COVID-19 has impacted, or is expected to impact, your liquidity position. Refer to CF Disclosure Guidance: Topic 9 (March 25, 2020).

In response to the Staff’s comments, we revised our disclosures on pages 9 and 49 of the Amended Draft Registration Statement to expand our assessment of the impact of COVID-19.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 49

5. Please expand your discussion and analysis of the increase in revenues from event hosting, event planning and execution and marketing services to discuss the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. For example, you should discuss the key performance indicators of your Event Hosting, Event Planning and Execution and Marketing businesses presented in the description of your business and the average or range of event sponsorship fees, event ticket sales, planning and execution service fees and marketing fees during each period presented.

In response to the Staff’s comments, we revised our disclosure on pages 51 and 54 of the Amended Draft Registration Statement to expand our analysis of the increases in revenue and discuss the extent to which such increases are attributable to increase in prices or to increases in the number of events hosted or executed.

Liquidity and Capital Resources, page 54

6. We note that accounts receivable represent 68% of assets at December 31, 2019 and 62% of assets at June 30, 2019 and that the number of days revenues in accounts receivable at December 31, 2019 and June 30, 2019 appear to be in excess of 120 days. Please disclose your customary payment terms and provide a discussion of factors that impact the number of days revenue in accounts receivable.

In response to the Staff’s comments, we revised our disclosure on pages 56 and 58 of the Amended Draft Registration Statement to disclose our customary payment terms and discuss factors impacting the turnover days of accounts receivable.

Regulations, page 86

7. Please expand your discussion to disclose PRC regulation of the media sector, and of hip-hop in particular, including whether PRC laws or regulations could prevent the production or distribution of any of your content or otherwise place restrictions on your events or advertising. Please also disclose, if applicable, your potential liability for content distribution that the PRC government deems to be inappropriate. We note in particular news reports from 2018 reporting PRC content restrictions relating to hip-hop. Please also add risk factor disclosure as appropriate.

In response to the Staff’s comments, we revised our disclosure on pages 88 and 89 of the Amended Draft Registration Statement to clarify certain content requirements for our events and advertising and to clarify potential liability for violation of the aforesaid requirements. Hip-hop culture shall comply with those content requirements applicable to all genres; however, we respectfully advise the Staff that PRC laws, regulations, and rules impose no restrictions on hip-hop in particular.

We are aware of the media reporting in 2018 that the Chinese government had tightened its crackdown on content that it deemed to be “vulgar” offered by online and mobile live streaming and video services. For instance, certain rap songs were deleted or their lyrics redacted since the government deemed them inappropriate. However, we believe that this does not really apply to us as we currently engage in street dance, another area of hip-hop culture, which we do not believe has been deemed to be offensive or vulgar. However, in response to the Staff’s comments, we revised our disclosure on page 15 of the Amended Draft Registration Statement to include a new risk factor regarding the risk that PRC regulatory authorities may find content related to hip-hop produced and/or distributed by us to be objectionable.

The popularity of street dance in China has been continually growing since 2018. Internet variety shows Hot-Blood Dance Crew and Street Dance of China have attracted billions of views on the Internet since their broadcasting in 2018. In December 2018, an original street dance work entitled Yellow River won the Lotus Awards, China’s most prestigious award for professional dancing, in the contemporary dance category. Previously, street dance work was never on the shortlist for the Lotus Awards. In addition, in 2018, Xi'an Physical Education University included street dance in its art exam and introduced street dance into the core curriculum of its dance performance major. In the same year, Beijing Dance Academy, China’s best university for dance education, established China Street Dance Culture Research Center which aimed to promote street dance development in China. In June 2019, the International Olympic Committee provisionally confirmed that street dance would be included in Paris Olympic Games in 2024. All these events have greatly stimulated the popularity of street dance in China.

Principal Shareholders, page 99

8. According to your beneficial ownership chart Zhuoqin Huang and Joya Enterprises Limited do not currently hold any Class A Ordinary Shares. However, your disclosure in Related Party Transactions notes that on April 28, 2020, 3,566,923 of Mr. Huang’s shares were redesignated as Class A Ordinary Shares. You provide similar disclosure on page 120 where you state that Joya Enterprises Limited holds 3,566,923 Class A Ordinary Shares. Please revise your beneficial ownership disclosure to include Class A Ordinary shares held by Mr. Huang and Joya Enterprises Limited, or otherwise reconcile the discrepancy.

In response to the Staff’s comments, we revised our disclosure on pages 44, 103, 121, and 122 of the Amended Draft Registration Statement to clarify that Joya Enterprises Limited has transferred all of the Class A Ordinary Shares it was holding to seven investors as part of the reorganization of our corporate structure.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-13

9. Please clarify whether your service fees are recognized over time or at a point in time. For performance obligations satisfied over time, please also clarify the methods you use to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Also, please tell us your consideration of providing the disclosures in ASC 606-10-50-20. Finally, please disclose your significant payment terms.

In response to the Staff’s comments, we revised our disclosure on pages 62, F-13, and F-37 of the Amended Draft Registration Statement to clarify the revenue recognition methods, determination and allocation of transaction price, and significant payment terms.

(z) Recent Accounting Policies, page F-17

10. We note your disclosure that ASU 2018-02 is effective for fiscal years beginning after December 15, 2018. As such, please revise to disclose whether or not you elected to reclassify the income tax effects of the Tax Cuts and Job Act and provide the disclosure required by ASC 220-10-50-2 or ASC 220-10-50-3.

In response to the Staff’s comments, we revised our disclosure on pages 63, F-17, and F-41 to disclose that we did not elect to reclassify the income tax effect of the Tax Cuts and Job Act and to provide the disclosure required by ASC 220-10-50-3.

12. Income Taxes, page F-21

11. We note your disclosure in note 2(q) that deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets liabilities and their tax bases. Please explain to us why you have not provided the disclosures required by ASC 740-10-50-2.

In response to the Staff’s comments, we revised our disclosure on pages F-21 and F-46 of the Amended Draft Registration Statement to disclose that we did not have any significant unrecognized deferred tax assets or liabilities as of June 2018 and 2019 and December 31, 2019.

14. Ordinary Shares, page F-22

12. It appears from your disclosure that the May 2020 issuance of 1,843,600 shares is included in the 16,784,911 ordinary shares outstanding as of June 30, 2019. Please tell us your basis in GAAP for including such shares in outstanding shares at June 30, 2019.

In response to the Staff’s comments, we revised our disclosure on pages F-7, F-22, F-30, and F-47 of the Amended Draft Registration Statement to clarify that the issuance of 1,843,600 Class A Ordinary Shares in May 2020 was part of the reorganization of our corporate structure in connection with this offering and that our shares and per share data as of June 2018 and 2019 and December 31, 2019 have been presented on a retroactive basis to reflect this reorganization.

13. Please disclose the significant terms of the subscription receivable classified as contra equity in the consolidated balance sheet.

In response to the Staff’s comments, we revised our disclosure on pages F-22 and F-47 of the Amended Draft Registration Statement to disclose the significant terms of the subscription receivable classified as contra equity in the consolidated balance sheet.

15. Statutory Reserve, page F-22

14. Please tell us your consideration of disclosing the amount of registered capital or the total statutory reserve appropriation ultimately required.

In response to the Staff’s comments, we revised our disclosure on pages F-23 and F-48 of Amended Draft Registration Statement to disclose the amount of the total statutory reserve appropriation ultimately required.

17. Subsequent Events, page F-23

15. Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Please refer to ASC 855-10-50-1.

In response to the Staff’s comments, we revised our disclosure on pages F-23 and F-48 of Amended Draft Registration Statement to disclose the date through which subsequent events have been evaluated and that the date is the date the financial statements were issued.

Interim Financial Statements

Condensed Consolidated Statements of Changes in Shareholders’ Equity, page F-28

16. Please tell us why there is a difference in the capital injection from shareholders and the amount disclosed in cash flows from financing activities for the six months end December 31, 2019.

In response to the Staff’s comments, we respectfully inform the Staff that the contribution from shareholders disclosed in cash flows from financing activities for the six months ended December 31, 2019 presents the collection of capital injection proceeds of $2,557,654 in October 2019, and the increase of additional paid-in capital of $2,251,397 in the consolidated statement of changes in shareholders’ equity for the six months ended December 31, 2019 presents the total amount of capital injection proceeds of $2,557,654 minus the fund raising cost of $306,257. This fund raising cost was paid in the year ended June 30, 2019 and was disclosed as “payment for fund raising cost” in the cash flows from financing activities in that period, resulting in the difference in the capital injection from shareholders and the amount disclosed in cash flows from financing activities for the six months ended December 31, 2019.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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